NEWS RELEASE No. 09-07

20 June 2007

ASX Symbol - AGY

MUSONGATI ARBITRATION

Andover Resources NL (“Andover”), a wholly owned subsidiary of Argosy Minerals Inc. has instructed its French legal counsel, Shearman & Sterling LLP to commence arbitral proceedings under the Rules of the International Court of Arbitration of the ICC in Paris against the Government of Burundi to enforce its rights pursuant to the Mining Convention between the parties dated 11 February 1999.

This decision has been taken after extensive, but futile, attempts by Andover to negotiate with the Government of Burundi to continue its work under the Mining Convention, and to obtain the necessary research permit from the Minister of Mines for that purpose.

Andover’s efforts to resume work under the Mining Convention followed periods of violence in Burundi which delayed the feasibility study work on the Musongati deposits.  These interruptions constituted periods of Force Majeure which, under the Convention, entitle Andover to extensions and a further opportunity to proceed with exploration and feasibility study work.  This was confirmed in December 2005 by an Inter-Ministerial Commission which was established by the Burundian Government to study the continued validity of the Mining Convention.

The Government’s Inter-ministerial Commission comprised members from the offices of the Second Vice President of the Republic, Ministry of Foreign Affairs and Co-Operation, Ministry of Justice, Ministry of Energy and Mines and Ministry of Finance.  The conclusions reached by the Commission were unequivocal and fully supported Andover’s position, as confirmed by the following excerpts from the Commission’s report:

1.

“The current state of affairs is that the Convention is in full force and both parties must accept and fulfill their obligations.  There is no point in the Administration of the Ministry of Energy and Mines to keep boycotting the Convention and turning its back on Andover.

Instead it is time to restore calm and revive the relationship with Andover and relaunch the work programme with renewed vigor.  There is no other choice.”

2.

"It would be ill advised for the State to break the Convention as a result of force majeure invocations which appear valid.  Any termination of the Convention must, to the extent possible, strictly follow the Convention’s provisions in terms of justification and procedure.  The alternative could expose the State to the risk of paying damages in immense sums that could exceed the value of the mine itself.”

In the face of the clear recommendations of the Inter-Ministerial Commission, the Minister of Mines first delayed taking any appropriate steps under the Mining Convention to enable Andover to resume work.  It has now been revealed that, without notice to Andover, the Government recently proceeded with a second, internal study that has issued recommendations diametrically opposite to those reached by the Inter-Ministerial Commission.

At a meeting of the Council of Ministers held on June 14, 2007, the Minister of Mines presented the findings of the internal study, and recommended termination of the Mining Convention.  The minutes of the meeting of the Council of Ministers make no reference to the December 2005 report of the Inter-Ministerial Commission or to the fact that the conclusions of the more recent, internal study flatly contradict the Commission’s earlier recommendations.  In this context, with partial information, it appears that the Council of Ministers was persuaded to accept the recommendations of the Minister of Mines.

Andover notes that there is no proper basis for the purported termination of the Mining Convention and that the Minister’s recent conduct simply constitutes a further breach of the Mining Convention.  Andover considers that the Government’s attempt to terminate the Mining Convention will serve only to block future exploration and exploitation of the Musongati, Nyabikere and Waga projects, as the rights to conduct exploration and development work on these deposits remain in dispute pending the outcome of the arbitration.

Andover intends to prosecute its claims in arbitration vigorously.  It shall seek declaratory relief confirming its rights under the Mining Convention and pursue claims for damages as anticipated by the Government itself in the Inter-ministerial Commission report.

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer	Malcolm K Smartt, Company Secretary
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: mal.smartt@argosyminerals.com.au

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.